Quanex Building Products Corporation
1900 West Loop South, Suite 1500
Houston, Texas 77027
April 7, 2008

Securities and Exchange Commission	VIA EDGAR
100 F Street, N.E.
Washington, D.C. 20549

Re:	Quanex Building Products Corporation
Registration Statement on Form 10
File No. 01-33913
Ladies and Gentlemen:
     Pursuant to Section 12(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 12d1-1 promulgated under the Exchange Act, the undersigned hereby requests that the effectiveness of its Registration Statement on Form 10 (File No. 01-33913) be accelerated so that such Registration Statement will become effective at 4:00 p.m., Eastern Time, on April 9, 2008, or as soon thereafter as practicable.
     The undersigned acknowledges that:
     (a) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     (c) the undersigned may not assert staff comments and this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact Martin Doublesin at (713) 651-5128 or Michael W. Conlon at (713) 651-5427, each of Fulbright & Jaworski L.L.P., upon effectiveness of the Registration Statement or if you have any questions regarding this request.

Very truly yours, QUANEX BUILDING PRODUCTS CORPORATION
By:	/s/ Kevin P. Delaney
Kevin P. Delaney
Senior Vice President and General Counsel